UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14F-1/A
Amendment No. 1
INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER
MAGIC COMMUNICATIONS, INC.
(Exact name of registrant as specified in charter)

Delaware (State or jurisdiction of incorporation or organization)	0-50090 (Commission File Number)	13-3926203 (I.R.S. Employer Identification No.)

1179 Center Point Drive, Henderson, NV	89074

(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number, including area code: (702) 565-7866
West Main Street, Elmsford, New York 10523
(Former name or former address, if changed since last report)

INTRODUCTION
BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES
STOCK OPTION PLAN
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
LEGAL PROCEEDINGS
TRANSACTIONS WITH RELATED PERSONS, PROMOTERS, AND CERTAIN CONTROL PERSONS
EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
WHERE YOU CAN FIND ADDITIONAL INFORMATION
SIGNATURES

MAGIC COMMUNICATIONS , INC.
1179 Center Point Drive
Henderson, NV 89074
INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1
NOTICE OF CHANGE IN THE COMPOSITION
OF THE BOARD OF DIRECTORS
June 6, 2007
     Preliminary Note
          On April 23, 2007, Magic Communications, Inc., a Delaware corporation (the “Company”), filed an Information Statement on Schedule 14f-1 with the Securities and Exchange Commission. This Amendment No. 1 amends the information contained in the original Information Statement.
     This Information Statement is being furnished to holders of record of the common stock of the Company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.
     No vote or other action by the Company’s stockholders is required in response to this Information Statement. Proxies are not being solicited.
INTRODUCTION
     On April 12, 2007, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Post Tension of Nevada, a Nevada corporation (“PTNV”), and PTNV Acquisition Corp, a Florida corporation and a wholly-owned subsidiary of the Company (“Acquisition Corp.”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Corp. will merge with and into PTNV. As a result of the Merger, PTNV will become a wholly-owned subsidiary of the Company.
     Also as a result of the Merger each outstanding share of PTNV common stock was converted into the right to receive 10,160.064 shares of the Company’s common stock as set forth in the Merger Agreement. Under the terms of the Merger Agreement at closing, the Company will issue, and the PTNV stockholders will receive, in a tax-free exchange, shares of Company common stock such that PTNV stockholders will own approximately 90% of the issued and outstanding shares of the Company. The Merger Agreement provides that the consummation of the Merger is subject to customary closing conditions, including state regulatory filings and issuance of the Company’s common stock. The Merger was closed on April 12, 2007.

Post Tension of Nevada
     Post-Tension of Nevada, a Henderson Nevada based company, provides post-tension components and systems that reinforce concrete construction for the residential and commercial markets of the western United States. The Company is 20 years old and management believes the Company is one of the largest domestically owned post tension companies.
     The Company provides both full service and freight-on-board components. The full-service business accounts for 90% of the revenues. Before concrete slab (slab-on-ground or SOG) foundations are poured, the company installs the post-tension system. After the foundation is poured, with the system in place, when the proper psi is achieved, the post-tension cables are then tensioned to thirty-three thousand pounds each tendon. This creates a stronger base that eliminates unwanted expansion movement and settling that can otherwise damage interior and exterior walls. Post tension designs disburse the load throughout the slab, not only on perimeter or load-bearing walls.
     As a consequence of the Merger, John Hohman, Ed Hohman and Kelly T. Hickel were appointed to the Board of Directors, effective ten days after the date of the filing of this Schedule with the Securities and Exchange Commission and the mailing of this Schedule to all stockholders of record of Magic who would be entitled to vote a t a meeting for the election of directors.
     Please read this Information Statement carefully. It contains certain biographical and other information concerning the Company’s executive officers and directors after completion of the transactions under the reorganization agreement.
Change in Control of the Company
     The Merger resulted in a change in control of the Company, as described herein. The issuance of the shares of the Company’s common stock to the stockholders of PTNV resulted in the ownership by the stockholders of PTNV of approximately 90% of the shares of common stock of the Company immediately following the Merger. Of the shares of the Company’s common stock issued in connection with the Merger, 12,700,080 (or approximately 37% of the total number of shares of the Company’s common stock outstanding immediately following the Merger) were issued to Mr. Edward Hohman, and another 12,700,080 shares of the Company’s common stock (or approximately 37% of the total number of shares of the Company’s common stock outstanding immediately following the Merger) were issued to Mr. John Hohman. Edward and John Hohman were the principal stockholders of PTNV immediately prior to the Merger. In addition, 465,920 shares of the Company’s common stock were issued to Mr. Kelly T. Hickel, and another 465,920 shares were issued to The Turnaround Group, LLC, an entity controlled by Mr. Hickel. Edward Hohman, John Hohman, and Kelly Hickel were also appointed to the board of directors of the Company in connection with the Merger. The source of the consideration paid by each of Edward Hohman, John Hohman, and Kelly Hickel for the shares of the Company’s common stock issued to them was shares of PTNV owned by them immediately prior to the Merger—1,250 shares of PTNV common stock in the cases of each of Edward Hohman and John Hohman, and 46 shares of PTNV common stock in the cases of each of Kelly Hickel and The Turnaround Group, LLC. Following the Merger, there are 34,241,600 shares of the Company’s common stock outstanding. Edward Hohman and John Hohman are brothers.

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.
     As a consequence of the Merger, Stephen D. Rogers and Maureen Rogers have resigned as directors, and Ed Hohman, John Hohman, and Kelly T. Hickel were appointed to the Board of Directors, effective ten days after the date of the filing of this Schedule 14f-1 with the Securities and Exchange Commission and the mailing of this Schedule to all stockholders of record of Magic who would be entitled to vote a t a meeting for the election of directors. In addition, Stephen D. Rogers and Maureen Rogers resigned as officers of the Company. The Merger Agreement provides that Stephen D. Rogers and Maureen Rogers may designate two additional members to the Board of Directors.
     As a consequence of the reverse merger transaction, Ed Hohman was appointed as President; John Hohman was appointed as Chief Operating Officer, and Kelly T. Hickel was appointed as acting Chief Financial Officer and Secretary.
     The names of each appointed director or officer are listed below with their appointed officer/director position adjacent to their name and their respective biographies below.

Name	Age	Title(s)
Ed Hohman	50	Chairman and President Director
John Hohman	52	Chief Operating Officer Director
Kelly T. Hickel	65	Acting Chief Financial Officer and Secretary Director
EDWARD A. HOHMAN has been Chairman of the Board and President of Post Tension of Nevada since 1988. Mr. Ed Hohman was a Journeyman Ironworker from 1974 to 1994, during which time he helped complete such major projects as the San Onofre Power Plant, United Airlines Parking Garage LAX, Flamingo Hotel, Desert Inn Hotel, Tropicana Hotel, Horseshoe Hotel and Caesars Palace Hotel. Mr. Ed Hohman became Foreman in 1978 and a partner in Trojan Steel in 1981 through 1988.
JOHN W. HOHMAN has been Chief Operating Officer and a Director of Post Tension of Nevada since 1988. Mr. John Hohman was a Journeyman Ironworker from 1973 to 1994, during which time he helped complete such major projects as the Steamboat Springs Power Plant, St Mary’s Hospital in Phoenix, Fashion Show Mall in Las Vegas and many highway and infrastructure projects. He became Foreman and then Superintendent and then, in 1981, Area Superintendent. In 1990, Mr. John Hohman started his own reinforcing steel company which was merged into Post Tension of Nevada in 1993.
KELLY T. HICKEL was appointed as Chairman of Paradise Music & Entertainment, Inc. (PDSE.pk) in February 2001and served until June 2006. Mr. Hickel was the turn-around President to Miniscribe Corp., a troubled Fortune 500 disk drive manufacturer, from 1989 to 1990. In 1989 MiniScribe was the then-largest high technology company fraud in U.S. history. Mr. Hickel helped conduct a 363B sale to Maxtor from bankruptcy and supported the estate as it returned $900 million to its stakeholders including 41% of the value to the public shareholders. Mr. Hickel has been building products and services based on the Internet since 1981. He was the President of the Maxwell Technology Information Systems Group from 1993 until 1997. During his tenure, Maxwell was the 9th. best performing stock on NASDAQ in 1996.. Mr. Hickel was, recently, Chairman and Chief Restructuring Office of The Tyree Company in Farmingdale, New York from February 2005 to June 2006. Kelly has been Managing Director of The Turnaround Group, LLC and Strategic Growth Associates, a Denver-based advisory firm since 2002. Mr.

Hickel is a graduate of Indiana University, with a Bachelors of Science and has attended coursework at Columbia University.
BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES
     The Company presently does not have an audit committee, compensation committee or nominating committee. The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until the consummation of the Merger it has been premature at the early stage of the Company’s management and business development to form audit, compensation and nominating committees. However, the new management of the Company may form an audit, compensation and nominating committee in the future. Until these committees are established, these decisions will continue to be made by the Board of Directors, and the entire Board of Directors is, by default, the Company’s audit committee. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors. As of the date of this Information Statement, none of the Company’s directors is “independent,” as that term is defined in Marketplace Rule 4200 of the NASDAQ Stock Market.
     The Board of Directors did not hold any meetings during the fiscal year ended December 31, 2006.
     The Board of Directors has discussed with its independent auditor the matters required to be discussed with its auditor, including matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU Section 380, as adopted by the Public Company Accounting Standards Board in Rule 3200T. In addition, the Company’s independent auditor provided to the Board of Directors the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and represented that it is independent from the Company.
     Prior to the Merger, the Company did not have an “audit committee financial expert,” as determined under the rules of the Securities and Exchange Commission. The Board of Directors has determined that Kelly T. Hickel, a newly-appointed director as a result of the Merger, is the Company’s audit committee financial expert. As Mr. Hickel is the Company’s newly-appointed Chief Financial Officer, however, he is not an “independent director,” as that term is defined in Marketplace Rule 4200 of the NSADAQ Stock Market.
     The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes. However, the new management of the Company may establish a process for stockholder communications in the future.
STOCK OPTION PLAN
The board of directors, on November 24, 2002, adopted the Company’s 2002 Non-Statutory Stock Option Plan (“Plan”) so as to provide a critical long-term incentive for employees, non-employee directors,

consultants, attorneys and advisors of the Company and its subsidiaries, if any. The board of directors believes that the Company’s policy of granting stock options to such persons will continue to provide it with a critical advantage in attracting and retaining qualified candidates. In addition, the Plan is intended to provide the Company with maximum flexibility to compensate plan participants. It is expected that such flexibility will be an integral part of the Company’s policy to encourage employees, non-employee directors, consultants, attorneys and advisors to focus on the long-term growth of stockholder value. As of April 23, 2006, no options were issued.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the Closing by:
•	each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities prior to or immediately after the Closing;

•	each pre-Closing director and each person who becomes a director post-Closing;

•	each of the named executive officers of the Company;

•	all pre-Closing directors and executive officers as a group; and

•	all directors and executive officers as a group post-Closing.
Pre-Closing

Number of Shares
Name and Address of Beneficial Owner (1)	Beneficially Owned (2)	Percentage of Class (3)
Maureen Rogers	240,000	8.63%
Stephen D. Rogers	0	0%
Boulder Hill, Inc.(4)	210,000	7.55%
Karen Glenn	240,000	8.63%
Suzanne Keating	5,000	less than 1%
First Southwest Company(5)	252,000	9.06%
National Financial Services LLC(6)	200,000	7.19%
All officers and directors as a group (4 persons)	245,010	8.82%

(1)	The address for each person is c/o Magic Communications, Inc., 5 West Main Street, Elmsford, New York 10523

(2)	Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the common stock of the Company beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

(3)	Based on 3,414,000 shares of common stock issued and outstanding.

(4)	Boulder Hill, Inc. is a New York Corporation formed in March 1998 and its sole shareholder is Georgia Rogers.

(5)	First Southwest Company is located at 325 N. St. Paul, Suite 800, Dallas, Texas 75201.

(6)	National Financial Services LLC mailing address is P.O. Box 3731, Church Street Station, New York, New York 10281.

Post-Closing

	Number of Shares
Name and Address of Beneficial Owner (1)	Beneficially Owned (2)	Percentage of Class (3)
Edward Hohman	12,700,080	37.1%
John Hohman	12,700,080	37.1%
Kelly T. Hickel	931,840 (4)	2.2%
All officers and directors as a group (3 persons)	26,332,000	76.9%

(1)	The address for each person is c/o Post Tension of Nevada1179 Center Point Drive Henderson, NV 89074

(2)	Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of the common stock of the Company beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date indicated above upon the exercise of options, warrants or convertible securities. Each beneficial owner’s percentage ownership is determined by assuming that options, warrants or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days of the date indicated above, have been exercised.

(3)	Based on 34,221,600 shares of Common Stock issued and outstanding (presuming the issuance of all shares to be issued pursuant to the terms and conditions of the Merger Agreement).

(4)	Based on 465,920 owned by Mr. Hickel and 465,920 held by The Turnaround Group, LLC of which Mr. Hickel is a Managing Director.
     Each share of common stock represents the right to one vote in the election of directors and all other matters as to which holders of shares of common stock are entitled to vote.
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
     The following table sets forth all compensation awarded to, earned by or paid by Magic Communications, Inc. or its subsidiaries during the fiscal years ended December 31, 2006 and December 31, 2005 to its President (Principal Executive Officer), regardless of level of compensation, and its two most highly compensated executive officers other than the President who received a total compensation of more than $100,000 in either of those years.
     The board of directors determines the compensation of the Company’s executive officers and administration of all incentive compensation plans and equity-based plans of the Company, including the plans under which Company securities may be acquired by directors, executive officers, employees and consultants.

SUMMARY COMPENSATION TABLE—MAGIC COMMUNICATIONS, INC.

						Non-	Nonquali
						Equity	-fied
						Incentive	Deferred	All
Name						Plan	Compen-	Other
And				Stock	Option	Compen-	sation	Compen-
Principal		Salary	Bonus	Awards	Awards	sation	Earnings	sation	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Stephen D. Rogers	2006	6,900							6,900
President (PEO)	2005	6,900							6,900
SUMMARY COMPENSATION TABLE—POST TENSION OF NEVADA
     The following table sets forth all compensation awarded to, earned by or paid by PTNV during the fiscal years ended December 31, 2006 and December 31, 2005 to its President (Principal Executive Officer), regardless of level of compensation, and its two most highly compensated executive officers other than the President who received a total compensation of more than $100,000 in either of those years.

								Nonquali-
							Non-Equity	fied
							Incentive	Deferred
Name							Plan	Compen-	All Other
And					Stock	Option	Compen-	sation	Compen-
Principal		Salary			Awards	Awards	sation	Earnings	sation	Total
Position	Year	($)	Bonus ($)		($)	($)	($)	($)	($)	($)
Edward A. Hohman,	2006	200,000	3,307,000	(1)						3,507,000
President (PEO)	2005	200,000	2,238,824	(1)						2,438,824

John W. Hohman,	2006	200,000	3,307,000	(1)						3,507,000
Vice President	2005	200,000	2,238,824	(1)						2,438,824

(1)	Represents profits of Post Tension of Nevada paid to Edward Hohman and John Hohman, the owners of Post Tension of Nevada in 2005 and 2006, in the form of distributions.

LEGAL PROCEEDINGS
     The Company is not currently aware of any such legal proceedings or claims that it believes will have a material adverse affect on our business, financial condition or operating results.
     To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.
TRANSACTIONS WITH RELATED PERSONS, PROMOTERS, AND CERTAIN
CONTROL PERSONS
     Except for the ownership of the Company’s securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company’s outstanding shares of common stock, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the fiscal year ended December 31, 2006, in any transaction or proposed transaction which may materially affect the Company.
     No executive officer, present director, proposed director or any member of these individuals’ immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company’s fiscal year.
EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT AND CHANGE OF
CONTROL ARRANGEMENTS
     The Company has not entered into any employment contract with any of its executive officers. There are no compensatory plans or arrangements, including payments to be received from us, with respect to any person named in cash compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person’s employment with the Company or the Company’s subsidiaries, or any change in control of the Company, or a change in the person’s responsibilities following a change of control.
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
     Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership on Form 3 and reports of changes in ownership of equity securities of the Company on form 4. In addition, any person who is required to file a Form 3 or Form 4 during a fiscal year but did not do so is required to report such failure on Form 5 not later than 45 days after the fiscal year in which the Form 3 or Form 4 was required to be filed. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. During fiscal year 2006, the Company did not receive any reports on Form 4 or Form 5 from either Mr. Stephen D. Rogers or Maureen Rogers, the directors and executive officers of the Company who are required to file such Forms and furnish the Company with copies thereof.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.
SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Dated: June 6, 2007.

MAGIC COMMUNICATIONS, INC.
/s/ Edward Hohman
Edward Hohman, President